November 12, 2024

Chao Gao
Chief Executive Officer
Scage Future
2F, Building 6, No. 6 Fengxin Road
Yuhuatai District, Nanjing City
Jiangsu Province, 210012
People   s Republic of China

Chao Gao
Chief Executive Officer
Scage International Ltd
2F, Building 6, No. 6 Fengxin Road
Yuhuatai District, Nanjing City
Jiangsu Province, 210012
People   s Republic of China

       Re: Scage Future
           Amendment No. 3 to Registration Statement on Form F-4
           Filed October 31, 2024
           File No. 333-281332
Dear Chao Gao and Chao Gao:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 28, 2024 letter.
 November 12, 2024
Page 2

Amendment No. 3 to Registration Statement on Form F-4 filed October 31, 2024 Questions and Answers About the Business Combination and the Extraordinary General
Meeting
Dilution, page xxi

1.     We have reviewed your disclosures made in response to comments 5 and 6.
Please
       address the following, respectively:

             Refer to the last three line items in the dilution table on page xxi, and include dollar signs accordingly for these per share dollar amount computations. Also, the last line item should be labeled dilution, rather than representing dilution.

             Refer to subnote (1) to the table on page xxii, and reconcile the first and second sentences with respect to either having two investors for an aggregate $20 million in subscription agreements or a single investor with subscriptions agreements aggregating $20 million. Please also clearly indicate if the subscribed for
           3,442,342 ordinary shares of Scage International will be converted, at the
           Exchange Ratio, into 1,683,704 ordinary shares of PubCo and that such are included in the 68,182,926 ordinary shares within the table.


       Please contact Beverly Singleton at 202-551-3328 or Jean Yu at 202-551-3305 if you
have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at 202-551-8337 or Evan Ewing at 202-551-5920 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   Ke (Ronnie) Li